SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the 14th November, 2002

Twin Mining Corporation

(Translation of Registrant's Name Into English)

1250  155 University Ave., Toronto, Ontario, M5H 3B7

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F_ X___                                  Form 40-F________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______ No___X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness: the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents Into English.

Reference is made to Rule 12b- 12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including Prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Twin Mining Corporation

(Registrant)

Date November 15, 2002                                                                                                                                                     s. Hermann Derbuch

Chairman, President & CEO

Print the name and title of the signing officer under his signature

TWIN MINING CORPORATION

Suite 1250, 155 University Avenue

Toronto / Ontario M5H 3B7

Tel: (416) 777-0013 Fax: (416) 777-0014

                      Web-site: www.twinmining.com E-mail: Info@twinmining.com

NOT FOR DISSEMINATION TO US NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

Press Release

Twin Mining fast-tracking metallurgical drilling for Atlanta Gold Project's bankable feasibility study

Toronto, Ontario, (November 14, 2002) - Twin Mining Corporation ("Twin Mining") (TWG - TSX) is pleased to announce that a 1,200 meter (4,000 feet) core drilling program is underway at its Atlanta Gold Project which is located in Elmore County, south central Idaho, U.S.A. The 12 hole program (HQ core - 63.5 mm diameter) is designed to produce representative ore grade samples from the Monarch and Idaho gold ore zones for a metallurgical leach test program. The results of this program will be incorporated into a feasibility study for a 31.1 tonne (100,000 ounces) per year open pit heap leach operation with estimated cash costs of US$160 per ounce.

The return of the Atlanta Gold Project to Twin Mining's active asset list adds significant shareholder value and complements our high quality diamondiferous kimberlite discoveries in Canada's eastern arctic, TORNGAT and Jackson Inlet. These diamond properties are located in a similar favourable environment as the Nanisivik Zinc mine, an example for low capital and low operating costs in the eastern arctic. Results from TORNGAT North kimberlite sample processing and the Jackson Inlet exploration program will be announced as soon as they are available.

The Atlanta gold deposit is located on a 3.3km (2 mile) long shear zone. Historic production from the shear zone has been estimated at 12.4 tonnes (400,000 ounces) of gold and 28 tonnes (900,000 ounces) of silver. The 1997 Prefeasibility Study, completed by Behre Dolbear and Lyntek Inc., outlined a measured mineral resource of 18,042,000 tonnes (19,889,000 tons) grading 1.86 g Au/t (0.054 ounces/ton) and 5.6 g Ag/t (0.162 ounces/ton) in the Monarch and Idaho open pit deposits for a gold resource of 33.7 tonnes (1,083,000 ounces). The resource calculation is based upon 325 reverse circulation drill holes and 22 core holes. Behre Dolbear used a 6 by 6 meter (20 by 20 feet) block model with gold grades determined by ordinary kriging within a defined geologic envelope.

Additional exploration potential exists along the Atlanta Lode both on surface and underground. A preliminary underground inferred mineral resource of 711,300 tonnes (784,100 tons) with a diluted grade of 10.57 g/t (0.306 ounces/ton) gold was also estimated in the 1997 study. Two new surface zones, the East Extension and the Tahoma, have undergone initial drilling programs with positive results. Plans have been made to in-fill drill these zones in the future.

Twin Mining has selected Behre Dolbear & Company ("Behre Dolbear") to complete a feasibility study for project development financing. Behre Dolbear is an internationally recognized engineering firm and has previously prepared a Feasibility Study (1989), a Prefeasibility Study (1997), a Scoping Study (1998) and other Engineering Work on the Atlanta Gold Project. Behre Dolbear has told Twin Mining that, based upon their prior work, Behre Dolbear believes that "the Atlanta Gold Project will prove to be both technically and economically feasible".

Mr. Derek Rance, P.Eng., Behre Dolbear's Canadian President, is Twin Mining's "Qualified Person" as defined by National Instrument 43-101.

Twin Mining's financing campaign has already exceeded the initial offering of flow-through units at $0.50 for gross proceeds of $2,705,000. Due to subscriber demand the offering was increased and is expected to be completed shortly.

Twin Mining, in addition to the gold mining project in Idaho, United States of America is exploring the Jackson Inlet diamond project on Baffin Island and the TORNGAT diamond project on the east side of Ungava Bay in northern Quebec.

For further information contact:                                                                                                                                    Tel.: (416) 777-0013

Hermann Derbuch, P.Eng.                                                                                                                                           Fax: (416) 777-0014

Chairman, President & CEO                                                                                                                        E-mail: info@twinmining.com